


APR 27 2004

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Auditors.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Deere & Company:

We have audited the accompanying financial statements of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") as of October 31, 2003 and 2002 and for the year ended October 31, 2003 listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 22, 2004

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS OCTOBER 31, 2003 AND 2002 (IN THOUSANDS)

ASSETS:	2003	2002
PARTICIPANT-DIRECTED INVESTMENTS:		
Blended Interest Fund	$ 150,000	$ 142,981
Deere & Company Common Stock Fund	80,802	71,725
Mutual Funds	227,657	186,788
Fidelity BrokerageLink Accounts	11,531	6,464
Loans to participants	6,216	6,819
Total investments	476,206	414,777
RECEIVABLES:		
Employee		822
Employer		26
Total receivables	Nil	848
TOTAL ASSETS	476,206	415,625
LIABILITIES - Due to brokers	294	403
NET ASSETS AVAILABLE FOR BENEFITS	$ 475,912	$ 415,222

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2003 (IN THOUSANDS)

ADDITIONS:	
INTEREST AND DIVIDEND INCOME	$ 11,506
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	50,610
CONTRIBUTIONS:	
Participant	22,484
Employer	1,038
Total contributions	23,522
TOTAL ADDITIONS	85,638
DEDUCTIONS:	
Benefits paid to participants	24,834
Net transfers to affiliate plans	114
TOTAL DEDUCTIONS	24,948
INCREASE IN NET ASSETS	60,690
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	415,222
End of year	$ 475,912

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established September 1, 1987 by Deere & Company (the "Company") for certain eligible employees of the Company and its participating subsidiaries. The purpose of the Plan is to provide employees with a tax deferred method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are paid by the Company. The Company is the Administrator of the Plan. Fidelity Management Trust Company ("Fidelity"), Boston, Massachusetts, is the Plan Trustee, Investment Manager and Recordkeeper.

Eligibility – Employees are eligible to participate in the Plan if they are hourly employees on the United States payroll of the Company or its participating subsidiaries and have completed at least one year of service. Hourly individuals employed at the John Deere Commercial Products, Inc. and John Deere Horicon Works are immediately eligible to participate upon hire. As of October 1, 2003, all hourly employees on the United States payroll of the Company or its participating subsidiaries are immediately eligible to participate upon hire.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice response system, on-line through NetBenefits, or through a Fidelity representative. During the 2002 calendar year, participant contributions could range from 1 percent to 25 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). During the 2003 calendar year, this range increased from 1 percent to 50 percent of compensation. Participants may amend or revoke their elections as of the next occurring payroll period.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works) of the employee's contributions up to 6 percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in funds as specified by the participants. Monies may be held and invested by Fidelity in short-term investment funds until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings or losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and net earnings thereon. The Company matching contributions and allocated earnings or losses are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2003 and 2002, forfeited nonvested accounts totaled $16,294 and $12,122, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2003, no forfeited noninvested accounts were used to reduce employer contributions.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds, which include the following:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Any of nineteen Fidelity Mutual Funds

In addition, participants have access to BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 2,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends paid on their vested shares of Company common stock in the Deere & Company Stock Fund.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed 54 months. Loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of lay off, unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were approximately $2.0 million and $2.3 million at October 31, 2003 and 2002, respectively.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a 6-month suspension of participant contributions and Company matching contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for the Blended Interest Fund as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2003 and 2002 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2003	1,828,526	$ 44.19
October 31, 2002	2,110,180	33.99

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The blended interest fund invests in variable rate bank and investment funds that reset rates quarterly and synthetic contracts to guarantee such rates. The fund is fully benefit responsive to the participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The blended interest fund was stated in the financial statements at contract value as of October 31, 2003 to reflect the value to the participant. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. There are no reserves for credit risk of the issuers or otherwise. The blended interest fund was stated at fair value as of October 31, 2002. The effect of the change from fair value to contract value of approximately $7 million was recorded in net appreciation in fair value of investments for the year ended October 31, 2003. The fair value of the blended interest fund, in thousands, was $154,014 and $142,981 at October 31, 2003 and 2002, respectively. The crediting interest rate was 4.46 percent and 5.06 percent at October 31, 2003 and 2002, respectively. The average yield for the year ended October 31, 2003 was 4.93 percent.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Transfers to Affiliate Plans – Represents net assets transferred from the Plan during 2003 to the John Deere Savings and Investment Plan for participants who became participants in that plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement and no amounts for administrative expenses are recorded in the financial statements.

3. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of October 31, 2003 and 2002 are as follows (in thousands):

Description of Investment	2003	2003 Percent of Net Assets	2002	2002 Percent of Net Assets
Blended Interest Fund:				
Morgan Guaranty ACT Fund, 4.72% and 5.29%, respectively	$ 37,080	8 %	$35,422	9 %
Rabobank Nederland ACT Fund, 4.73% and 5.30%, respectively	37,080	8	35,422	9
UBS AG ACT Fund, 4.72% and 5.29%, respectively	37,080	8	35,422	9
Westdeutsche Landesbank ACT Fund, 4.72% and 5.29%, respectively	37,080	8	35,422	9
Deere & Company Common Stock Fund*	80,802	17	70,240	17
Fidelity Growth Company*	27,235	6		
Fidelity Magellan Fund*	53,849	11	47,103	11
Fidelity Puritan Fund*	24,471	5	21,326	5
Fidelity Spartan U.S. Equity Index Fund*	47,257	10	41,260	10

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $50,610 as follows (in thousands):

	Appreciated/ (Depreciated)
Blended Interest Fund	$ (7,270)
Deere & Company Common Stock Fund	21,640
Mutual Funds	34,188
Fidelity BrokerageLink Accounts	2,052
	$ 50,610

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 1,332,935 and 1,546,148 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $82 million and approximately $73 million at October 31, 2003 and 2002, respectively. During the year ended October 31, 2003, the Plan recorded dividend income of approximately $1.4 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity, which is the Plan's trustee, recordkeeper and investment manager.

5. FEDERAL INCOME TAX STATUS

The IRS has issued a determination letter dated April 2, 2004, indicating that the Plan, as then designed, was qualified under the IRC. The Company believes the Plan is currently designed and being operated in accordance with applicable rules and regulations and, thus, is exempt from federal income tax. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003

(In thousands with the exception of shares/units)	Shares/ Units	Contract Value
BLENDED INTEREST FUND		
Variable rate bank and investment contracts with:		
AIG Life Insurance Company Guaranteed Investment Contract (GIC) at 5.80%, maturing December 30, 2003	1,310,582	$ 1,310
Morgan Guaranty ACT Fund at 4.72%	37,080,408	38,176
Morgan Guaranty Wrapper		(1,096)
		37,080
Rabobank Nederland ACT Fund at 4.73%	37,079,967	38,176
Rabobank Nederland Wrapper		(1,096)
		37,080
UBS AG ACT Fund at 4.72%	37,079,948	38,176
UBS AG Wrapper		(1,096)
		37,080
Westdeutsche Landesbank ACT Fund at 4.72%	37,080,018	38,176
Westdeutsche Landesbank Wrapper		(1,096)
		37,080
Noninterest Bearing Cash		370
Total Blended Interest Fund		150,000

(Continued)

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
DEERE & COMPANY COMMON STOCK*	1,828,526	80,802
MUTUAL FUNDS:		
FIDELITY ASSET MANAGER FUND*	277,597	4,231
FIDELITY ASSET MANAGER: GROWTH FUND*	451,083	6,248
FIDELITY ASSET MANAGER: INCOME FUND*	128,477	1,549
FIDELITY EQUITY INCOME FUND*	195,331	9,157
FIDELITY FREEDOM INCOME*	8,587	95
FIDELITY FREEDOM 2000*	10,687	125
FIDELITY FREEDOM 2010*	40,238	520
FIDELITY FREEDOM 2020*	32,155	407
FIDELITY FREEDOM 2030*	21,517	268
FIDELITY FREEDOM 2040*	22,498	163
FIDELITY GROWTH COMPANY FUND*	554,231	27,235
FIDELITY INTERMEDIATE BOND FUND*	479,865	5,120
FIDELITY MAGELLAN FUND*	578,705	53,849
FIDELITY OTC PORTFOLIO*	579,348	18,226
FIDELITY OVERSEAS EQUITY FUND*	306,418	8,947
FIDELITY PURITAN FUND*	1,392,741	24,471
FIDELITY RETIREMENT MONEY MARKET PORTFOLIO*	9,107,846	9,108
FIDELITY SMALL CAP INDEPENDENCE FUND*	286,354	4,831
FIDELITY SPARTAN U.S. EQUITY INDEX FUND*	1,267,291	47,257
FIDELITY US GOVERNMENT RESERVE POOL*	5,850,260	5,850
TOTAL MUTUAL FUNDS		227,657

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY BROKERAGELINK ACCOUNTS:		
AIM EQUITY FDS INC AGGRESIVE GROWTH	2,562	23
AEGIS VALUE FUND INC	200	3
AIM VALUE FD CL B	344	3
ALLIANCE TECHNOLOGY CLASS B	264	13
ALPINE REALTY INCOME & GROWTH Y	193	3
AMERICAN CENTURY TARGET MATURITIES TR 2020	11	1
AMERICAN CENTURY GLOBAL GOLD ADV CL	915	11
AMERICAN CENTURY LONG TRM TREASURY	159	2
AMERICAN CENTURY INFLATION ADJ TREAS	1,497	16
AMERCIAN CENTURY INT'L GROWTH	4,792	36
AMERICAN CENTURY EMERGING MARKETS	581	3
AMERINDO TECHNOLOGY CLASS D	157	1
ARIEL APPRECIATION	23	1
ARTISAN INTL FUND	17,749	310
ARTISAN MID CAP	387	10
BBH INFLATION INDEXED SECURITIES N	919	10
BARON ASSET FUND	194	8
BERKSHIRE FOCUS FUND	1,923	12
BJURMAN MICRO CAP GROWTH	1,785	58
WILLIAM BLAIR INT'L GROWTH CLASS N	10,916	191
BRIDGEWAY AGGRESSIVE GROWTH FUND	321	15
CALDWELL & ORKIN MARKET OPPORTUNITY	2,092	36
CLIPPER	4,762	402
COLUMBIA ACORN INTL SELECT CL Z	403	5
COLUMBIA REAL ESTATE EQUITY	6,011	130
DODGE & COX BALANCE	835	58
DODGE & COX INCOME	263	3
DODGE & COX STOCK	172	18
DREYFUS US TREASURY LONG TERM	1,783	29
DREYFUS PREMIER STRATEGIC VALUE CL A	1,116	26
EATON VANCE GREATER INDIA FUND CLASS A	630	6
FIDELITY JAPAN SMALL COMPANIES*	112	1
FIDELITY CHINA REGION*	543	8
FIDELITY DIVERSIFIED INTERNATIONAL*	2,930	65
FIDELITY EUROPE CAPITAL APPRECIATION*	913	16
FIDELITY NEW MARKETS INCOME*	4,332	58
FIDELITY LATIN AMERICA*	591	8
FIDELITY JAPAN*	508	6

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY US BOND INDEX*	891	10
FIDELITY SPARTAN US EQUITY INDEX*	50	2
FIDELITY SPARTAN TOTAL MARKET INDEX*	1,413	40
FIDELITY SMALL CAP INDEPENDENCE*	229	4
FIDELITY LARGE CAP STOCK*	429	6
FIDELITY SMALL CAP STOCK*	1,650	26
FIDELITY CAPITAL & INCOME*	13,073	104
FIDELITY CAPITAL APPRECIATION*	278	6
FIDELITY CASH RESERVES*	659,936	660
FIDELITY TECHNOQUANT GROWTH*	626	5
FIDELITY ASSET MANAGER: AGGRESSIVE*	562	6
FIDELITY CONTRAFUND*	115	5
FIDELITY UTILITIES*	1,322	15
FIDELITY MID-CAP STOCK*	2,347	49
FIDELITY EQUITY INCOME*	13	1
FIDELITY REAL ESTATE INVESTMENT*	546	12
FIDELITY EQUITY INCOME II*	609	13
FIDELITY INDEPENDENCE*	978	15
FIDELITY INVESTMENT GRADE*	1,078	8
FIDELITY SHORT TERM BOND*	2,331	21
FIDELITY HIGH INCOME*	1	1
FIDELITY INFLATION PROTECTED BOND*	6,164	68
FIDELITY FUND*	1,349	36
FIDELITY FIFTY*	1,055	20
FIDELITY CONTRAFUND II*	880	9
FIDELITY GINNIE MAE*	1,011	11
FIDELITY GROWTH COMPANY*	1,966	97
FIDELITY AGGRESSIVE GROWTH*	689	10
FIDELITY FOUR-IN-ONE INDEX*	965	21
FIDELITY EUROPE*	421	10
FIDELITY LOW PRICED STOCK*	7,124	236
FIDELITY GROWTH & INCOME*	228	8
FIDELITY BLUE CHIP GROWTH*	1,014	38
FIDELITY DIVIDEND GROWTH*	28,525	733
FIDELITY LEVERAGE COMPANY STOCK*	803	14
FIDELITY SELECT ENERGY*	314	7
FIDELITY SELECT TECHNOLOGY*	1,263	75
FIDELITY SELECT HEALTH CARE*	470	52
FIDELITY SELECT PHARMACEUTICAL*	492	4
FIDELITY SELECT WIRELESS PORTFOLIOS*	2,632	10

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY SELECT NWK & INFRASTRUCTURE*	8,866	21
FIDELITY SELECT NATURAL RESOURCES*	186	2
FIDELITY SELECT UTILITIES GROWTH*	126	4
FIDELITY SELECT CYCLICAL INDUSTRIES*	348	5
FIDELITY SELECT NATURAL GAS*	1,079	20
FIDELITY SELECT DEVELOP COMMUNICATIONS*	3,752	62
FIDELITY SELECT FINANCIAL SVCS*	82	9
FIDELITY SELECT CONSTR & HOUSING*	89	3
FIDELITY SELECT BANKING PORTFOLIO*	54	2
FIDELITY SELECT LEISURE*	168	11
FIDELITY SELECT RETAILING*	667	30
FIDELITY SELECT ENERGY SERVICE*	194	6
FIDELITY SELECT BIOTECHNOLOGY*	1,281	63
FIDELITY SELECT GOLD*	24,093	697
FIDELITY SELECT DEFENSE & AEROSPACE*	54	3
FIDELITY SELECT SOFTWARE & COMPUTER*	636	30
FIDELITY SELECT TELECOM*	193	6
FIDELITY SELECT FOOD & AGRICULTURE*	71	3
FIDELITY SELECT BROKERAGE & INVS MGT*	106	5
FIDELITY SELECT ELECTRONICS*	6,728	273
FIDELITY SELECT COMPUTERS*	353	13
FIDELITY SELECT MONEY MARKET*	183	1
FIDELITY EXPORT & MULTINATIONAL*	146	2
FEDERATED INCOME TRUST INSTL SERVICE	2,574	27
FIRSTHAND TECHNOLOGY VALUE	3,195	103
FIRSTHAND TECHNOLOGY LEADERS FUND	337	6
FIRSTHAND E-COMMERCE	1,991	6
FIRSTHAND GLOBAL TECHNOLOGY FUND	3,037	13
FREMONT US MICRO CAPITAL	821	23
GABELLI GOLD	160	3
GABELLI GROWTH	6,774	160
HENNESSY CORNERSTONE GROWTH	187	4
ICON INFORMATION TECHNOLOGY	1,189	11
ING INTL VALUE CL A	319	4
ING EMERGING COUNTRIES CL A	220	4
THE INTERNET FUND	160	4
THE INTERNET EMERGING GROWTH	2,358	10
INVESCO TELECOMM #39	803	8
INVESCO TECHNOLOGY CLASS II	334	8

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
JACOB INTERNET FUND	21,979	36
JANUS ADVISER US VALUE INVESTORS	234	5
JANUS FUND	56	1
JANUS GROWTH AND INCOME	744	20
JANUS WORLDWIDE	533	20
JANUS SMALL CAP VALUE INVST SHS	525	15
JANUS MID CAP VALUE INVST SHS	1,418	27
JANUS ORION FUND	746	4
JANUS STRATEGIC VALUE FUND	854	9
JANUS GLOBAL TECHNOLOGY	593	6
JANUS GLOBAL LIFE SCIENCES	402	6
JANUS OLYMPUS	1,443	36
JANUS HIGH YIELD BOND	65,866	629
JANUS ENTERPRISE	1,443	1
JANUS OVERSEAS	859	17
JANUS MERCURY	16,562	300
THE MEDICAL FUND	700	11
MANAGERS SPECIAL EQUITY	384	28
MARSICO FOCUS	10,649	155
MATTHEWS ASIAN GROWTH & INCOME FUND	819	11
MATTHEWS KOREAN FUND	1,949	9
MATTHEWS CHINA FUND	143	2
MATTHEWS ASIAN TECHNOLOGY FUND	1,123	5
MERGER FUND	205	3
MERIDIAN VALUE FUND	229	8
MIDAS FUND	2,588	5
MUNDER NET NET CLASS B	637	10
NAVELLIER MID CAP GROWTH PORTFOLIO	1,037	23
NEEDHAM GROWTH FUND	4,807	139
OAKMARK FUND	471	17
OAKMARK INTERNAT'L	1,173	19
OAKMARK EQUITY & INCOME FD	5,444	114
OAKMARK INTERNAT'L SMALL CAP	684	10
OAKMARK SELECT	1,947	57
WHITE OAK GROWTH STOCK	1,105	38
PIN OAK AGGRESSIVE STOCK	349	7
RED OAK TECHNOLOGY SELECT	4,912	32
BLACK OAK EMERGING TECHNOLOGY FUND	14,630	32
LIVE OAK HEALTH SCIENCES FUND	238	2

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
PBHG GROWTH	384	7
PBHG LARGE CAP GROWTH	18,724	350
PBHG SELECT EQUITY	267	6
PBHG CLIPPER FOCUS	639	10
PBHG TECHNOLOGY & COMMUNICATION	833	9
PBHG LARGE CAP VALUE	47,003	532
PIMCO INNOVATION CLASS A	482	8
PIMCO FOREIGN BOND CLASS D	58,879	621
PAX WORLD BALANCED FUND	569	11
PIMCO RCM BIOTECHNOLOGY CL D	538	12
PIMCO RCM GLOBAL HEALTHCARE CLASS D	943	17
PIMCO RCM GLOBAL TECHNOLOGY INSTL	409	13
PIONEER EMERGING MARKETS CLASS A	486	7
PIONEER HIGH YIELD CLASS C	206	2
POTOMAC OTC SHORT	29	1
RISING RATES OPPTY PRO FUND INVESTOR	102	2
ULTRA OTC PRO FUND SERVICE SHARES	201	4
ULTRA OTC PRO FUND INVESTORS SHARES	40	1
PRUDENT SAFE HARBOR	6,632	83
PRUDENT BEAR FDS INC	6,233	42
PUTNAM NEW OPPORTUNITIES CL A	132	5
BOSTON PARTNERS SMALL CAP VALUE II	1,035	22
RS EMERGING GROWTH	390	11
RS PARTNERS	165	4
THE INFORMATION AGE	153	2
RS DIVERSIFIED GROWTH	119	3
ROCKLAND SMALL CAP GROWTH FUND	18,867	331
T ROWE PRICE CAP APPRECIATION	365	6
T ROWE PRICE EQUITY INCOME	176	4
T ROWE PRICE MID CAP VALUE	260	5
T ROWE PRICE VALUE	1,255	24
ROYCE LOW PRICED STOCK FUND	26,556	349
ROYCE TOTAL RETURN FUND	2,128	22
RYDEX OTC INVESTOR CLASS	3,663	35
RYDEX JUNO FUND	186	4
RYDEX ENERGY INVESTOR CLASS	870	9
RYDEX BIOTECHNOLOGY INVESTOR CLASS	473	9
SCUDDER GOLD & PRECIOUS METALS CL C	859	18
SIT DEVELOPING MARKETS GROWTH	16,944	161

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
STRONG HIGH YIELD BOND	15,805	119
STRONG GROWTH	467	8
STRONG ENTERPRISE	59	1
STRONG GOVERNMENT SECURITIES	30,407	336
TURNER HEALTHCARE & BIOTECHNOLOGY II	172	2
TEMPLETON DEVELOPING MARKETS CLASS A	516	7
THIRD AVENUE VALUE	33	1
THIRD AVENUE SMALL CAP VALUE	1,589	29
THIRD AVENUE REAL ESTATE VALUE	4,014	81
THOMPSON PLUMB GROWTH FUND	224	9
TOCQUEVILLE GOLD FUND	2,387	83
TRANSAMERICA PREMIER SMALL COMPANY	4,922	79
TURNER SMALL CAPITAL FUND	1,157	24
TURNER MIDCAP GROWTH	1,676	36
TWEEDY BROWNE GLOBAL VALUE FUND	393	7
TWEEDY BROWNE AMERN VALUE FUND	401	9
US WORLD GOLD	1,425	23
US GOLD SHARES	11,284	86
VAN WAGONER POST VENTURE FUND	98	1
VAN WAGONER TECHNOLOGY	65	1
VANGUARD REIT INDEX FUND	1,043	15
VANGUARD ASSET ALLOCATION	1,098	24
VANGUARD STRATEGIC EQUITY	222	4
VANGUARD TOTAL STOCK MARKET	437	11
VONTOBEL EASTERN EUROPEAN EQUITY FUND	386	5
WASATCH SMALL CAP VALUE	16,119	81
WASATCH INTERNATIONAL GROWTH	479	6
WF MONTGOMERY EMER MKTS FOCUS CL A	246	5
MUHLENKAMP FUND	111	7
NONINTEREST BEARING CASH		62
TOTAL FIDELITY BROKERAGELINK ACCOUNTS		11,531
LOANS TO PARTICIPANTS (at interest rates of 5.82% to 10.44% maturing November 2003 through May 2008)*		6,216
TOTAL INVESTMENTS		$ 476,206

*Represents a party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

By: [signature]
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: April 26, 2004

EXHIBIT 23



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INDEPENDENT AUDITORS' CONSENT

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 33-15949, 33-49740, and 333-62669 of Deere & Company on Form S-8 of our report dated April 22, 2004, relating to the John Deere Tax Deferred Savings Plan for Wage Employees, appearing in this Annual Report on Form 11-K of Deere & Company for the year ended October 31, 2003.

Deloitte & Touche LLP

April 22, 2004

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